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                               HARRISON LAW, P.A.
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Diane J. Harrison                             6860 Gulfport Blvd. South, No. 162
Bar Admissions: Nevada and Florida                 South Pasadena, Florida 33707
                                                           Phone: (941) 723-7564
                                                             Fax: (941) 531-4935
                                                 E-mail: diane@harrisonlawpa.com

                                 April 8, 2011

VIA EDGAR
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Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

ATTENTION:       JEFFREY P. RIEDLER
                 DIVISION OF CORPORATE FINANCE

RE:      NEUTRA CORP. ("THE COMPANY")
         AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1/A
         FILE NO. 333-172417
         FILED APRIL 4, 2011

Dear Mr. Riedler:

         In response to your letter of April 7, 2011 addressed to the Company with your comments on the Company's Registration Statement on Form S-1/A, filed April 4, 2011 we herewith transmit the Company's Second Amended Registration Statement on Form S-1 in response. Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner. For your convenience, We included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require. Finally,

GENERAL
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   1. We note the paragraph deleted from the cover page of the Form S-1 in response to our prior comment 4; however, our prior comment referred to the cover page of the prospectus rather than the cover page of the Form S-1. Please reinstate the paragraph deleted from the cover page of the filing and delete the paragraph on the cover page of the prospectus beginning "This investment involves a high degree of risk ... " as it appears redundant in light of the paragraph that follows beginning "These securities are speculative and involve a high degree of risk ... "

   RESPONSE:

   We reinstate the paragraph previously deleted from the cover page of the filing and deleted the paragraph on the cover page of the prospectus beginning "This investment involves a high degree of risk ... ".

Securities and Exchange Commission
4/8/2011
Page 2 of 2

   2. We note the changes in gross proceeds from the offering if 33% and 66% of the offering shares are sold. However, it is still unclear to us how you calculate d these amounts. It would appear that 33% and 66% of 3,000,000 shares offers are 990,000 and 1,980,000 shares respectively. Using an offering price of $0.014 per share the proceeds from these sales would be $13,860 and $27,720 respectively. Please revise your schedules presented here or explain to us how you determined the gross proceeds amounts.

   RESPONSE:

   We have corrected the table for our calculation error, as we stated 33% and 66%, but calculated 30% and 60%. Our amendment reflects the proper amounts.

   3. WE NOTE YOUR REVISIONS IN RESPONSE TO COMMENT 19. HOWEVER, YOU CONTINUE TO DISCLOSE THAT ASC 740-10 WAS ADOPTED ON JANUARY 1, 2007. PLEASE REVISE YOUR DISCLOSURE TO PROPERLY REFLECT THE DATE THAT YOU ACTUALLY ADOPTED ASC 740-10

   RESPONSE:

   We have corrected our statement as follows:

   The Company adopted the provisions of FASB ASC 740-10 "Uncertainty in Income Taxes" (ASC 740-10), on January 11, 2011. The Company has not recognized a liability as a result of the implementation of ASC 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there is no unrecognized benefit since the date of adoption. The Company has not recognized interest expense or penalties as a result of the implementation of ASC 740-10. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

         We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile 941.531.4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosure(s):

1. Neutra Corp's Form S-1/A-2 Registration Statement